FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 23, 2003

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑    No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑    No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Enclosure:

ILOG S.A. Press Release dated October 23, 2003, “ILOG REPORTS FIRST QUARTER RESULTS” including Unaudited Condensed Consolidated Financial Statements for the three months ended September 30, 2003.

Investor Contacts:	Roger Friedberger, ILOG
(650) 567-8115 (USA)
+33 -1 49 08 35 74 (Europe)
Friedberger@ilog.com

Taylor Rafferty Associates
(212) 889-4350 (USA)
+44 -20 7936 0400 (Europe)

Press contact:	Susan Peters, ILOG
(650) 567-8109
speters@ilog.com

ILOG REPORTS FIRST QUARTER FISCAL 2004 RESULTS

19% Revenue Growth over Prior Year

PARIS – October 23, 2003 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) a leading provider of enterprise-class software components and services, today announced first quarter revenues of $22.6 million and income from operations of $10,000 for the quarter ended September 30, 2003, compared with revenues of $19.0 million and an operating loss of $(0.9) million in last year’s first quarter. Earnings per share for the first quarter were $0.00, compared with a loss per share of $(0.06) last year.

“Double-digit revenue growth in the U.S. and Asia more than offset the effect of a soft economic picture in Europe, producing a good first quarter, on track with our objectives of revenue growth and earnings improvement” said Pierre Haren, ILOG’s Chairman and CEO. “I feel we are well positioned to benefit further from the strengthening economy in the U.S. and Asia, as we continue to see a return to IT spending there, making up for the weakness in Europe.”

“I’m also encouraged that more and more U.S. Fortune 1000 corporations are beginning to appreciate the value of ILOG’s business rule management systems as they modernize their IT infrastructures,” added Haren. “One-third of our license revenues in the quarter came from our business rules products, with continued growth in the U.S. helping to make-up for an absence of new projects in Europe. Our current indicators suggest that this rules revenue stream will resume its growth in the coming quarter.”

ILOG’s balance sheet strengthened in the quarter to a record cash position of $46.5 million at September 30, 2003 – an increase of 17% compared with $39.9 million at June 30, 2003.

Sales Trends

ILOG’s product license revenue in the U.S. rose 40% year-over-year in the quarter, bearing witness to the strengthening of the U.S. economy.

Revenues from ILOG optimization products were strong, driven by royalties from ILOG’s Independent Software Vendor (ISV) channel and deployment fees from agreements with the U.S. Postal Service, a healthcare software solutions provider and a leading airline, among others.

The continued visibility for ILOG business rule management systems as a necessary feature for business process management (BPM) was evidenced by contracts from one of the U.S.’s largest retailers and a leading automotive insurance provider. A growing number of ILOG JRules™ business rule management system customers either added more ILOG JRules licenses or selected optimization or visualization products during the quarter. Examples included ePolicy Solutions, a leading insurance ISV and ILOG JRules customer that added optimization and visualization products to bolster its claims processing platform, and one of the leading U.S. secondary mortgage lenders, which added ILOG’s optimization product CPLEX® to their JRules-based loan origination system.

Revenues from Europe, in constant currency terms, declined by 14% due to the weak local economy resulting in very few new software projects. Nevertheless, major deployments by Siemens Telecommunications and Alcatel for ILOG’s visualization products occurred in the quarter, countering the general trend in the telecom business environment. Deployments of applications embedding ILOG components in the transportation and defense sectors also generated revenues in Europe.

The positive growth trend recorded in Asia last quarter continued during the period, with revenues up 47% year-over-year, mainly in Japan, from all sectors including defense, telecommunications and logistics, reflecting an improved IT spending environment.

Business Outlook

ILOG believes demand for its products will sustain its business in the upcoming quarter and that it will further benefit from an economic recovery in the U.S. However, ILOG management remains cautious due to a continued challenging IT spending environment in Europe. For the second quarter of fiscal 2004, management expects revenues between $23.5 and $26.5 million and earnings (loss) per share between $(0.08) and $0.06 compared to revenues of $22.5 million and a loss of $(0.07) per share in the second quarter of fiscal 2003.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. To listen to the call please visit http://www.ilog.com/corporate/investor and utilize the WebCast link; or to participate contact Taylor Rafferty. A recording of the call will be available afterward.

About ILOG

For more than 10 years, ILOG’s innovative enterprise-class software components and services have helped companies maximize their business agility and improve operating efficiency. Over 1000 global corporations and more than 300 leading software vendors rely on ILOG’s business rules, optimization and visualization technologies to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. For more details, please visit www.ilog.com.

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the company’s products, the company’s end user and ISV strategies, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2002, which is on file with the United States Securities and Exchange Commission.

ILOG S.A.

Consolidated Operating Statements (unaudited)

(figures in italics are euros and French GAAP)

	Three Months Ended
	Sept 30	Sept 30	Sept 30
	2003	2002	2003
	(In thousands, except for per share data)
Revenues:
License fees	$12,789	$10,810	€11,372
Services	9,825	8,190	8,741

Total revenues	22,614	19,000	20,113

Cost of revenues:
License fees	241	328	215
Services	3,832	3,371	3,408

Total cost of revenues	4,073	3,699	3,623

Gross profit	18,541	15,301	16,490

Operating expenses:
Marketing and selling	11,460	9,938	10,191
Research and development	4,755	4,035	4,187
General and administrative	2,316	2,245	2,059

Total operating expenses	18,531	16,218	16,437

Income (loss) from operations	10	(917)	53
Net interest income and other	219	154	195

Net income (loss) before taxation	229	(763)	248
Income taxes	166	259	148

Net income (loss) after taxation	$63	$(1,022)	€100

Earnings (loss) per share
— Basic	$0.00	$(0.06)	€0.01
— Diluted	$0.00	$(0.06)	€0.01
Share and share equivalents used in per share calculations
— Basic	17,268	16,733	17,268
— Diluted	17,964	16,733	17,964

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are euros and French GAAP)

	Sept 30	June 30	Sept 30
	2003	2003	2003
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$46,466	$39,879	€39,878
Accounts receivable	17,502	23,332	15,021
Other receivables and prepaid expenses	6,891	6,969	5,923

Total current assets	70,859	70,180	60,822

Property and equipment—net and other assets	6,077	6,481	5,215

Total assets	$76,936	$76,661	€66,037

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$17,113	$18,611	€14,606
Current debt	503	506	432
Deferred revenue	13,436	14,841	11,533

Total current liabilities	31,052	33,958	26,571

Long-term portion of debt	403	411	346

Total liabilities	31,455	34,369	26,917

Shareholders’ equity:
Paid-in capital	80,719	78,385	74,277
Accumulated deficit and cumulative translation adjustment	(35,238)	(36,093)	(35,157)

Total shareholders’ equity	45,481	42,292	39,120

Total liabilities and shareholders’ equity	$76,936	$76,661	€66,037

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are euros and French GAAP)

	Three Months Ended
	Sept 30	Sept 30	Sept 30
	2003	2002	2003
	(In thousands)
Cash flow from operating activities:
Net income (loss)	$63	$(1,022)	€100
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	929	863	826
Unrealized gain on derivative instruments	(127)		(113)
Change in working capital	2,857	114	2,554

Net cash provided by (used for) operating activities	3,722	(45)	3,367

Cash flows from investing activities:

Acquisition of fixed assets	(299)	(516)	(265)

Net cash used for investing activities	(299)	(516)	(265)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(159)	(130)	(142)
Cash proceeds from issuance of shares	2,289	363	2,014

Net cash provided by financing activities	2,130	233	1,872

Impact of exchange rate changes on cash and cash equivalents	1,034	(362)	5

Net increase (decrease) in cash and cash equivalents	6,587	(690)	4,979
Cash and cash equivalents, beginning of period	39,879	31,368	34,899

Cash and cash equivalents, end of period	$46,466	$30,678	€39,878

Discussion of Operating Statement for the Quarter ended September 30, 2003

Revenues and Gross Margin

Revenues in the quarter increased to $22.6 million from $19.0 million, or by 19%, compared to the same quarter in the previous year. Expressed at prior year constant currency rates, revenues increased by 14%.

Revenues by region were as follows:

	Three Months Ended
	Sept 30	Sept 30	Increase (decrease)
	2003	2002	As Reported	Constant $
North America	$12,406	$9,384	32%	32%
Europe	7,594	7,840	-3%	-14%
Asia	2,614	1,776	47%	45%

Total revenues	$22,614	$19,000	19%	14%

The growth in North America is primarily due to the increase of license and maintenance revenues driven by the success of the optimization and business rules product lines. European revenues decreased by 3%, or by 14% when expressed at prior year constant currency rates due to generally weak business conditions, especially in Spain and the UK. Compared to the same quarter last year, the average exchange rate of the euro against the U.S. dollar was 14% higher during the three-month period. The exceptional 47% growth in Asia is due to an improved IT spending environment in Japan compared to a weak prior year quarter.

License fee revenues increased by 18%, to $12.8 million, from $10.8 million in the prior year’s quarter. The visualization and optimization product lines grew by 47% and 39%, representing 30% and 38%, respectively, of license revenues in the quarter. The business rules product line decreased by 13% over the same quarter last year, representing 32% of license revenues in the quarter. However, in the U.S. business rules license revenues grew by 18%, while Europe declined due to an absence of new project spending. ISV revenues in the quarter represented approximately 30% of license revenues compared to 28% in the prior year. ISVs remained level in the quarter at approximately 390 of which just over 200 were shipping.

Services revenues increased by 20%, to $9.8 million from $8.2 million. This increase was primarily derived from increased maintenance revenues from the growing installed base of ILOG licensees, and some increase in consulting business in France. Overall gross margin for the quarter increased to 82% from 81% compared to the same period in the preceding year, due to the revenue mix shifting from low margin consulting revenues to higher margin license and maintenance revenues in the quarter.

Operating Expenses

The 14% increase of operating expenses over the prior year is primarily due to the strengthening euro against the dollar, affecting more than half of the Company’s expenses which are denominated in euros. On both September 30, 2003 and 2002, the Company had approximately 600 employees.

Marketing and selling expenses for the quarter increased by 15% over the same period in the prior year with the increase due to the stronger euro and higher salesperson incentive costs due to the revenue growth in the U.S. and Asia. Research and development expenses, net of government funding, increased by 18% for the quarter over the same period in the prior year primarily due to the stronger euro. General and administrative expenses increased by 3% for the quarter over the same period in the prior year with the increase from the stronger euro offset by lower bad debt expense as a result of an improvement in the quality of accounts receivables.

Other Income

Net interest and other income for the quarter was $0.2 million compared to $0.2 million in the same period of the prior year.

Income Taxes

Income tax expense for the quarter amounted to $0.2 million compared to $0.3 million in the prior year. This income tax expense is attributable to withholding taxes in Asia and the profitability of the Company’s activities in Germany and Japan.

Balance Sheet and Cash Flow Discussion

Cash on September 30, 2003 increased to $46.5 million from $39.9 million on June 30, 2003, primarily from a $5.8 million decrease in account receivables and $2.3 million proceeds from the issuance of shares under the Company’s employee share purchase plans less a $1.4 million decrease in deferred revenues. Deferred revenues decreased during the period to $13.4 million from $14.8 million on June 30, 2003, reflecting the seasonality of maintenance revenue billings. Accounts receivable as of September 30, 2003 improved to 70 days sales outstanding from 90 days on June 30, 2003 due to a seasonally lower deferred revenue billings and a continued focus on collections and credit control.

Shareholders’ equity on September 30, 2003, increased to $45.5 million from $42.3 million on June 30, 2003, reflecting the issuance of shares under the Company’s employee share purchase plans and the impact of the stronger euro on the cumulative currency translation adjustment. On September 30, 2003, the Company had 17,460,000 shares issued and outstanding, compared to 16,901,000 on June 30, 2003, primarily reflecting the issuance in the quarter of 534,000 shares under the Company’s employee share purchase plans.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros are prepared in accordance with accounting principles generally accepted in France.

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG and CPLEX are registered trademarks, and ILOG JRules is a trademark, of ILOG. All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2003

ILOG S.A.

By:	/s/ Roger D. Friedberger

Roger D. Friedberger Chief Financial Officer